SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

IMSA GROUP
(Translation of Registrant's name into English)



GRUPO IMSA, S.A. DE C.V.
Ave. Batallón de San Patricio No. 111, Piso 26
Fracc. Valle Oriente
San Pedro, Garza García, N.L. 66269, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

CONTENTS

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V.
(Registrant)

Dated: September 10, 2002

By: ______________________
Name: Marcelo Canales Clariond
Title: Chief Executive Officer

GRUPO IMSA

Press Release

NYSE BMV

## GRUPO IMSA OBTAINS FINANCING OF $1.2 BILLION MEXICAN PESOS

**Monterrey, N.L., Mexico – September 5, 2002 – Grupo Imsa, S.A. de C.V. (BMV: IMSA; NYSE: IMY)** announced today that it has successfully placed two issues of *certificados bursatiles* (peso bonds) totaling 1.2 billion Mexican pesos. With these placements, during 2002 Grupo Imsa has issued a total of 2.2 billion Mexican pesos as part of a bond program that was set up in May this year with the *Comisión Nacional Bancaria y de Valores* (Mexican National Banking and Securities Commission).

One of these issues of peso bonds was for 900 million pesos at a variable interest rate of 140 basis points over 182-day CETES (Mexican Treasury Certificates) and maturing in six years, while the other issue for 300 million pesos bears a fixed interest rate of 10.3% and matures in two years. Both issues are payable in one installment at maturity. Standard & Poor's and Fitch Mexico gave a credit rating of AA to these bond issues.

Since Grupo Imsa's revenues are closely tied to the US dollar, the Company used a swap to convert the 900 million peso issue to US$90 million bearing interest at a rate of 98 basis points over six-month LIBOR, while the 300 million peso issue was converted to US$30 million which is payable at a rate of six-month LIBOR plus 89 basis points. All the resources obtained from these issues will be used to pay Company liabilities, particularly to prepay the Yankee Bond that matures in 2004, so the Company's total debt will not increase. The arrangers for the issues were BBVA Bancomer *Casa de Bolsa* and ING (Mexico) *Casa de Bolsa*.

Pursuant to the indenture that regulates the operation of the Grupo Imsa Yankee Bond, the Company decided to exercise the prepayment option and on August 30, 2002 gave notice of its redemption. The debt outstanding on this Bond currently totals US$123.5 million, and this amount will be totally repaid on September 30 of this year at a rate of US$1.04465 per dollar of debt. The Bond pays a coupon of 8.93% per year, and the original maturity date was September 2004.

Mr. Marcelo Canales, Chief Financial Officer for Grupo Imsa, stated, "The Yankee Bond is Grupo Imsa's most expensive debt, so this operation will enable us to significantly reduce the cost of our debt, which will result in a substantial reduction in interest expense, and at the same time we will increase the average life of our debt." Mr. Canales added: "Once again, we would like to thank our creditors for the trust they have placed in us. As always, management is totally committed to ensuring that Grupo Imsa continues to have the solid financial position it has had throughout its history."

*Grupo Imsa, a holding company, was founded in 1936 and is today one of Mexico's leading diversified industrial companies. The Group operates in four core businesses: steel processed products; automotive batteries and related products; aluminum and other related products; and steel and plastic construction products. With manufacturing facilities in Mexico, the United States, and throughout Central and South America, Grupo Imsa currently exports to all five continents. In 2001 Grupo Imsa's sales reached US$2.3 billion, of which more than 45% was generated outside Mexico. Grupo Imsa's shares trade on the Mexican Stock Exchange (IMSA) and, in the United States, on the NYSE (IMY).*

***Contacts:***

Marcelo Canales, Chief Financial Officer, (52-81) 8153-8349
Adrian Fernandez, Corporate Finance Manager, (52-81) 8153-8433
Jose Luis Fornelli, Investor Relations, (52-81) 8153-8416
jfornell@grupoimsa.com